SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 April 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

24 April 2014

LLOYDS BANKING GROUP: BOARD APPOINTMENT

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment with effect from 23 June 2014 of Nick Prettejohn as an independent Non-executive Director of the Group and as Chairman of Scottish Widows Group Limited and each of its principal operating subsidiaries ("Scottish Widows"). Mr Prettejohn will serve as a member of the Group's Audit and Risk Committees.

Commenting on Mr Prettejohn s appointment, Lord Blackwell, Chairman, said: "We are delighted to welcome Nick to the Group. Nick has significant financial services experience, particularly in insurance where he has served as Chief Executive of Lloyd's of London and Prudential UK and Europe as well as Chairman of Brit Insurance. He will be a valuable addition to the Group Board and is ideally suited to carrying on the role of Chairman of Scottish Widows. His appointment will allow me to step down as Chairman of Scottish Widows on 23 June 2014 to concentrate on my role as Chairman of the Group."

BIOGRAPHICAL DETAILS

Nick Prettejohn was until recently a Non-executive Director of the Prudential Regulation Authority. Prior to this role, he was Chairman of Brit Insurance and from 2010 to 2013 a Non-Executive Director of Legal and General Plc. He is a former Chief Executive of Lloyd's of London and a member of the Lloyd's Council. From 2006 to 2009 he was Chief Executive of Prudential UK and Europe and a member of the Prudential plc board. He is a member of the BBC Trust.

There is no other information to be disclosed under Listing Rule 9.6.13.

For further information:

Investor Relations
Charles King +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 24 April  2014